Exhibit 99.1

Event ID: 1902603

Culture: en-US

Event Name: Q2 2008 Angiotech Pharmaceuticals Earnings Conference Call

Event Date: 2008-07-28T15:00:00 UTC

******************************************************

Notes:

Converted From Text Transcript

Event ID: 1902603

Culture: en-US

Event Name: Q2 2008 Angiotech Pharmaceuticals Earnings Conference Call

Event Date: 2008-07-28T15:00:00 UTC

******************************************************

Notes:

Converted From Text Transcript

EVENT ID: 1902603

******************************************************

P:	Operator;;
C:	K. Thomas Bailey; Angiotech Pharmaceuticals, Inc.; CFO
C:	Bill Hunter; Angiotech Pharmaceuticals, Inc.; President, CEO
P:	John Maletic; Scotia Capital; Analyst
P:	Miles Highsmith; Credit Suisse; Analyst
P:	Maher Yaghi; Desjardins Securities; Analyst
P:	David Dean; Cormark Securities; Analyst
P:	Doug Miehm; RBC Capital Markets; Analyst
P:	Max Paris; CIBC World Markets; Analyst
P:	Pat Case; AIG Investments; Analyst
P:	Doug Dieter; Broadpoint Capital; Analyst
P:	Walter Branson; Regiment Capital; Analyst

******************************************************

P:	Operator;;
C:	K. Thomas Bailey; Angiotech Pharmaceuticals, Inc.; CFO
C:	Bill Hunter; Angiotech Pharmaceuticals, Inc.; President, CEO
P:	John Maletic; Scotia Capital; Analyst
P:	Miles Highsmith; Credit Suisse; Analyst
P:	Maher Yaghi; Desjardins Securities; Analyst
P:	David Dean; Cormark Securities; Analyst
P:	Doug Miehm; RBC Capital Markets; Analyst
P:	Max Paris; CIBC World Markets; Analyst
P:	Pat Case; AIG Investments; Analyst
P:	Doug Dieter; Broadpoint Capital; Analyst
P:	Walter Branson; Regiment Capital; Analyst

+++ presentation

Operator: Good day, ladies and gentlemen, and welcome to the quarter 2 2008 Angiotech Pharmaceuticals earnings conference call. My name is Michelle and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today’s conference, Mr. K. Thomas Bailey, CFO. Please proceed.

K. Thomas Bailey: Thanks very much. We will run through some formalities first and then we will get started.

As usual, there are a number of forward-looking statements that will be made during the call. So as usual, read through the disclaimer. Be aware we will be making forward-looking statements; and as well with respect to financial information, we will have certain non-GAAP measures, financial measures, that folks that have followed the Company in the past will be very well aware of. We’ve got reconciliation to any GAAP measures in our press release in case people would like to see additional detail.

Finally, as if we didn’t have enough in the way of disclaimers in this presentation, we are soliciting proxies currently. We do have a preliminary proxy filed that people can view. To the extent people have questions on the transaction that we have recently proposed, please find it in the proxy statement. We can answer questions, not on this call but in the future, as we address issues related to that particular topic.

So with that, we will get into the results. Before we get started, I know I don’t do this enough, but I know a number of my finance team is listening. This has been a busy, busy time here at the Company, busier than at any time in the last five years that I have been here. We pulled this information together faster this quarter than we have in the history of the business, even in the period prior to when we bought the AMI business.

So I wanted to thank my team for pulling all this information together incredibly quickly so that we could get it out and get it disseminated.

So to quickly run through the results before turning it over to Bill for some highlights, we had total revenue for the quarter of $76.1 million. That is about flat with Q1 of ‘08.

Our product revenue importantly this quarter exceeded $50 million; and on an apples-to-apples basis it exceeded $50 million in a quarterly period for the first time ever. The only time since we have owned the AMI business and been a consolidated Company we reported over $50 million was in Q2 of ‘06, the first quarter we reported the business. For those of you that have followed us for a while, you’ll recall that we had eight extra days in that quarterly period. It involved some operations contributing revenue that we discontinued. So when you look at this on a pure apples-to-apples basis, this is absolutely our first quarter in excess of $50 million. And this was a terrific result by everybody on the operations team, to meet this goal and to continue to drive the Company toward the product revenue goals for the year that we’ve talked about since the beginning of this year.

Royalty revenues were lower in this quarter versus Q1. We expect that Q3 and Q4 of this year will also be lower due to competitive impact on the market for drug-eluting stents, as most that follow the Company are aware of; and Bill will speak to that a bit more in coming slides.

Adjusted EBITDA was slightly lower in the second quarter versus the first quarter, primarily due to the lower royalty revenue that I just discussed, which has an almost direct impact on this figure. We also had some slightly higher R&D costs in the quarter. We had Vascular Wrap costs that were incurred during the quarter. These costs will start to dissipate during the third and the fourth quarter.

As announced prior, our Vascular Wrap clinical study has been suspended. That was suspended in the second quarter. However, we will still to incur some costs with respect to this study to follow the 200-plus patients that we have enrolled through the balance of this year. You see the bulk of those occurring in this quarter subsequent to the suspension of the study.

We reported GAAP EPS of a $0.26 loss; adjusted earnings per share of a $0.04 loss. Detail to reconcile between GAAP and adjusted as I mentioned you will find in our press release, as well as all of the details of items that are either non-cash or nonrecurring.

Cash for the quarter ended up — cash and investments $81 million. We had a modestly lower burn rate indicated in the second quarter as expected. Recall, our subordinated note interest payments are made semiannually; those are in the first and the third quarter of a given year.

As discussed we’re in the process of reducing certain expenses in order to stabilize the business and mitigate additional cash burn in the second half of 2008. We are well along in that process. This is, of course, notwithstanding the impact of lower royalty revenues and what that might have on our business. As we know, the fourth quarter with respect to royalty revenues may be more difficult for us to predict, given the launch of the XIENCE stent in early July of 2008 of this year.

So I’ll hit a few highlights on the financials before turning it over to Bill. As we discussed, we had strong product sales performance, and this is a continuation from the last three quarters where it continued to see stabilization and recovery in the business, as well as some of the strategies that Chris Dennis and his team have put in place around promoted brand products starting to take hold.

So we had, again, Medical Products sales in excess of $50 million. It’s a great milestone for the business this quarter. We were up 11% Q-over-Q, so versus Q2 of ‘07. We were up 5% sequentially. This was again, as last quarter, a broad-based achievement of this revenue plan. So every business line contributed, every business line was at or above the targets we had set for the quarter. We saw particular strength in O-US markets, and the majority of growth was volume driven as opposed to price.

Promoted brands, importantly — back to the strategy that I just mentioned —were up 54% versus the comparable quarter of last year. We are now up to six promoted brands that we are currently selling and marketing. The HemoStream catheter as many folks know, was launched during the second quarter, so we are now selling six promoted brands, including that one new one that will start to contribute more meaningfully in the third and fourth quarter this year. Then we have three additional brands in the promoted group that are still expected to launch this year. The Option vena cava filter, our BioSeal lung biopsy product in the second half, and the 5-FU CVC product in the second half.

Quill, Bill will comment on a bit more in coming slides, but we continue to see consecutive month-over-month growth. We had growth in every single month during the second quarter, consistent with Q1; and we continue to see a very high repeat order rate. So as customers execute their first order we continue to see the vast, vast majority of those customers coming back in and ordering in subsequent months. So the trends for Quill continue to be strong, and Quill continues to be a good contributor to the promoted brand growth so far for this year.

We also had improving gross margins for the quarter. This is 48% versus 46%. This is in spite of still continuing to have the Syracuse operation open for much of the quarter and during that period having parallel lines running in Puerto Rico as well in Syracuse. The lines in Puerto Rico, while they are being run and trained and validated, are not generating revenue. So we had gross margin improvement in spite of that situation continuing; and I will comment on that here briefly in a moment.

We also leveraged sales growth again in the quarter. So our SGA was again about flat relative to Q2 ‘08 and relative to where it was in Q4 of ‘07. So we had selling, general, and administrative costs of $23.6 million on the quarter, and that is about flat with Q4. If you look at the revenue trend over that time, we’ve gone from about $44 million in revenue to $50 million over the same base of cost. So we’re very happy to see that we have been able to start leveraging our investments in sales and marketing as we had hoped in the last couple of quarters.

Adjusted EBITDA was at $5.9 million. The two factors contributing to the sequentially lower number are noted, and we discussed on the prior slide.

With respect to Syracuse, our expected completion is probably late summer to early fall, or about two months behind our original 18-month timeline. That is primarily due to a couple of factors. One, we have had a bit of increased order flow into the OEM business on the needle side; and in addition we’ve had some customer validations that are taking a little bit longer than we expected for them to complete. As we’ve discussed with a number of folks, customers need to validate the processes at the new facility before it opens and they can start ordering. We’ve got most of that complete, but we’re not 100% complete. Until we are completed and done on that front, we can’t completely shut down and finish the consolidation of that Syracuse facility. But that is expected to happen in the next couple of months. Once that is completed I think, as I suggested, we will expect to see this gross margin continue to improve in the second half of the year.

Cash burn, as I noted, was about as expected in Q2. We had positive leverage on SG&A. A bit of a negative variance on R&D relative to the Vascular Wrap costs that we talked about that will come out primarily in the second half of the year.

We did have a positive variance, or have so far this year, on our floating rate note interest cost, which has declined this year given all of the rate cuts that everyone is well aware of. We also had importantly in this quarter a mark to market on our long-term investments during the second quarter. So you will see a $10 million writeoff or charge that went through our income statement. Now importantly, that mark to market occurs every quarter on our balance sheet, so this is really an artificial writedown. This has been a mark to market that has occurred on our balance sheet, so you will see very, very minimal change to our long-term investments on the balance sheet. But this is a mark to market that has gone through our income statement, and there are accounting policies that dictate — specific rules that dictate when you do that, that we tripped over this quarter and elected to do that. So if anyone has any questions on that particular item, I will be happy to address those either after or later in one-on-one discussions.

With that, I will turn it over to Bill to run through the rest of the summary for the quarter.

Bill Hunter: Thanks, Tom. Well, another exceptionally strong quarter operationally. We topped $50 million, as Tom alluded to, for the first time in the business. In terms of the overall revenue that we control, gross margins are starting to improve and we expect them to continue to improve. Importantly, we continue to make progress on every other aspect of the business going forward.

As you’re all aware, the 5-FU CVC catheter received its 510(k) approval from the FDA in the second quarter. We are heading towards a second-half launch of that product. We are also looking at putting that coating onto other products outside of our own portfolio and business development efforts.

Quill is moving ahead beautifully. At the end of the quarter, we had some 250-odd hospitals signed up. As of right now we are close to 350, I believe we’re at 345 right now. As most of you know, we have been aiming towards 500 hospitals by the end of the year, because we feel that makes the 2009 objective achievable.

We are adding somewhere in the neighborhood of 50 hospitals a month. So we are well on our way to achieving that goal. The product continues to be accepted beautifully in all kinds of specialties.

In the past quarter, we have spent time talking to orthopedic surgeons for the first time and moving into other areas in the fall. We will move into some other disciplines as well as we introduce new SKUs and new procedures that we will talk about when those come out later on in the year.

In fact, the R&D team and the commercial team have done a fabulous job. We’ve launched 22 new SKUs this year in Quill. Importantly, two different types. We launched Monoderm just towards the end of the quarter, so it didn’t really contribute meaningfully to this quarter. But this is our first fully degradable — or not our first fully degradable — our first rapidly degrading polymer which allows us to now start to move into skin closure. Prior to that, the Quill product was really only appropriate for deep closure. But we now have SKUs suitable for skin closure.

We’ve also gotten approved and launched 3.0 and 4.0 versions. For those of you who don’t know suture name nomenclature, as you get into the higher number 3, 4, 5, that actually means a smaller and smaller suture. These were quite challenging to build. We had to come up with new manufacturing, proprietary manufacturing techniques, new barbing designs, all kinds of things for these to work.

We have launched them after very successful clinical trials where the physicians were very pleased with them. So when you consider that about more than half of our sales are in the smaller size sutures, launching two smaller sizes is very important; and launching Monoderm to get us into skin closure is very important. So that sets up the second half of the year for Quill as well. And we are starting to see traction in Europe and other parts of the world as they start to contribute to the business as well.

We completed the BioSeal study; that is a pulmonary sealant biopsy device that we have talked about before. That clinical trial has now been enrolled. We used as a primary endpoint the reduction of pneumothorax. You should see that data come out later on in the year, and hopefully an approval for that product sometime in the next six to nine months.

As was mentioned, HemoStream, which is our proprietary dialysis catheter and actually a catheter we plan to coat with 5-FU at some time in the not-too- distant future, recorded its first sales right towards the end of the quarter. It didn’t contribute meaningfully to Q2 either, but it is now up and launched. And actually its first couple weeks were very good and very encouraging.

The Option filter, we have filed the 510(k) on. So if you look at the second half, I think when we laid out the year we said first-half is going to be where we will see how our execution does; and I think we can all be pretty proud of how that happened. We felt pretty good about the second half because we had a lot of products contributing in the latter half of the year, and you are seeing that.

A whole bunch of new SKUs on Quill coming online. The HemoStream dialysis catheter has now come online to contribute in the second half. Then looking forward, you will see things like BioSeal and Option start to contribute in the latter half of the year, some of which weren’t actually even included in the annual sales plan.

So the year is actually setting up pretty much according to plan and things have gone as well as we could have expected.

On the stent side, a bit of a mixed bag, kind of as it has been for quite some time. On the positive side, we got data from the Zilver peripheral stent. There is interim data that was presented in two studies of 435 and 200 patients looking at six-month and 12-month data. If you look at the event-free survival rates, they are fantastic — 94% at six months, 84% at a year. The freedom from target lesion revascularization or re-intervention rates were also exceptional at 96% and 88%, respectively.

Those of you who have followed the peripheral space and know what the failure rate is of devices in the superficial femoral artery, which are typically kind of 50-50 procedures, I think can appreciate how good that data really is and how far in excess of any stent data we have ever seen in the periphery prior to this.

Importantly, the issue of stent fracture was also addressed. These stents, when they go into the superficial femoral artery, are under a lot of stress. Sometimes it is not necessarily the coating but the stent itself that fails in this type of setting. The failure rates here were less than 1% — or approximately 1% at six months and less than 2% at a year. Again, these are exceptional results and we will see follow-up throughout the rest of the year. But certainly as good a stent data as has ever been presented in the periphery, in my opinion.

On the other side, we saw that Medtronic launched in the second quarter in the US. Boston Scientific has reported that their stent share is now about 45% in the US, with Medtronic taking share from both J&J and Boston Scientific.

The XIENCE stent and PROMUS were approved on July 2, and we will start to see what impact that will have in the third quarter, which will manifest itself in the fourth quarter of our financial results.

So I just wanted to kind of make a quick commentary and take a look at how things are going, because I think this really sums up the issues that we have faced as a business.

If you look at the Boston Scientific revenue, over the last year you can see that it has gone from $448 million down to $382 million. Perhaps more importantly, the peak revenue for Boston Scientific was $686 million. So over the last couple of years we have gone from $686 million a quarter down to $382 million a quarter. We have gone from royalty revenues of approximately $50 million down to $25.5 million in the quarter we just hit.

If you project out what Boston reported a few days ago, you can expect that next quarter’s royalty revenues will be around $20 million. And I don’t know how to forecast what the fourth quarter would look like, because that will include XIENCE. But I think we can assume that it will be less than the $20 million and move down into the teens in Q4.

On the other hand, the business that we actually run every day today has gone exceptionally well. There has been a lot of debate and discussion over Quill and AMI, but basically it took a year to reorganize the business, which I don’t think is particularly unexpected.

We went from a business that wasn’t focused on proprietary brands to one that is. Chris came in and implemented the focused brand strategy and has turned it into a business that sells directly to our physicians of specialty products that are physician-choice type products as opposed to a business that was primarily OEM.

In the course of that time, we have seen our medical products revenue go from $41.4 million to $43.5 million to $47.7 million and now to $50.5 million. I mean, the last year has been our business going absolutely in the right direction. And as Tom alluded to, gross margins are starting to improve as we go forward as well.

So the business is doing really well. I think it’s important to single out the individuals that have contributed to that. We have seen Steve Bryant in ophthalmology do a great job. That business has exceeded all our expectations. [Barry Goldenberg] has kept OEM running beautifully. George Leondis’s interventional business is right on plan. Rob Galloway’s wound closure business in Quill is right on the line that we drew out for how this was going to go.

So what we have seen is continuing execution in the operating business. As Tom alluded to earlier, it is not one product; it is not one line; we are seeing it across all aspects of the business. The promoted brand strategy is working, with in excess of 50% growth in that area, contributing overall, while the rest of the business has stabilized and started to recover.

So the part that we control has run really, really well. What we have seen, of course, is that ongoing difficulty with TAXUS. And unfortunately for us our stock price has tended to follow the TAXUS performance as opposed to following the operational business performance, which is obviously heading in the opposite direction.

The differential growth of our best-in-class products has been excellent. Quill is really starting to gain traction. We are moving into other specialties. We’re adding SKUs at the pace that we wanted to. We are adding hospitals at the pace that we wanted to. We are on top of the sales plan that we have laid out over the last year. And all these things are starting to contribute to our overall margin performance, which you are starting to gain traction as well.

Once the Syracuse operation is discontinued as per our plan, you will see that continue going forward as we start to improve our gross margins and in fact leverage our SG&A across increased sales by holding the line on our costs.

All of that, at the same time the R&D group and the regulatory group is doing a great job continuing to launch products. The second half looks really, really good from an operational perspective. We have hit all our milestones in the first half, and we are having all of these new products launch right in midyear to the last half of the year, exactly as we anticipated . And they are starting to contribute to our revenue as well.

I just came from a sales meeting in Florida of our interventional group. People are excited, people are pumped, sales are starting to go well. People are starting to appreciate our products and like the strategy that the business is taking.

Cook, I think that people have forgotten about that program over the years. It has been a while, but I think the reason that it has been a while is that the peripheral stent technology has been a very difficult nut to crack. It looks like Cook is succeeding in doing that. I don’t want to make any expectations on what that could look like as an end market, but at those types of success rates we are seeing in the real world, I think that could significantly change the practice of how peripheral artery disease is treated.

Unfortunately, the only downside of the business has been TAXUS’s near-term volatility. As I said, you are looking at peak revenues having been cut in half; royalty revenues going from $50 million down to approximately $20 million next quarter. What we have to deal with now is the launch of XIENCE.

I think if you take all those factors into consideration — and I know Tom spoke about this earlier. I don’t really want to spend this call talking about the transaction. We had a call on that. We are going to circle back on shareholders and spend as much time as people want to get comfortable with that. But you can see, I think, why we came to the conclusion we did and why we arrived at the structure that we did in order to try and set this business up going forward.

Because this really is a strong Company that really is growing well. It’s in the top tier of med tech companies in terms of growth and everything else. We would really like to set that business up so that it can succeed in the way that it has been succeeding over the last year.

I don’t think after a while, after four straight quarters of growth, it is not luck anymore. As we continue to launch all the products that we have planned to and build out that bag, I think the next year or two also look exceptionally good for the business going forward.

So we are all pretty excited, pretty optimistic. It was a big milestone. Congratulations to the commercial team for topping $50 million. That was an internal goal of ours. If you look at it, we have now done a little over $98 million on the year. Our projection was for $198 million totally on the year. If we are able to average $50 million or what we did the last quarter over the next two quarters, I think we will be able to hit that revenue target, which is obviously a very good sign.

I will make one disclaimer right now, which is — remember that the third quarter is historically one of our worst, because of elective procedures dropping off in the summer. So I’m not expecting that next quarter will be $50 million. But I do think we are all pretty comfortable that the combination or the blend of the last two quarters will end up at that $100 million; and we will end up with being right on top of the guidance that we gave at the beginning of the year. Which was aggressive, but it certainly is exciting to see that we are going to hit it.

So with that, I will cut it off and open the line for questions.

+++ q-and-a

Operator: (Operator Instructions) John Maletic of Scotia Capital.

John Maletic: Hi, good morning. Just a couple questions. First on Quill. Do you have a general sense of when you would expect to reach an inflection point in the sales, when they start to increase significantly?

Would it be related to the number of hospitals that you bring along? Is there a sort of magic number that you would like to see? Or is it also related to the number of SKUs that you have? And at what point would you expect the sales to start to increase significantly?

Bill Hunter: Well, it is related to all the things you talked about. Clearly the number of hospitals is something we keep track of for the reasons I have laid out before.

If you assume that the average hospital over the course of a year may do $50,000 to $100,000, then obviously more hospitals is better. As we look out to next year’s projection we thought 500 would set us up pretty well for that. As we sit, I think, today at 340-odd, we feel good about hitting that.

I would say to a certain extent Quill has already hit an inflection point. We are starting to see that curve get steeper. We are starting to things see things start to grow nicely.

I think as we laid out before this isn’t like drug-eluting stents. Revenue is not going to grow in $100-million increments. It is going to be more of a grind, for lack of a better term. But it is really starting to pick up. The curve is starting to accelerate ahead of our expectations now.

I think we are not just excited about where we are; I think we are right on top of what we thought we would be. I don’t know that we could be doing any better than we are.

John Maletic: So the sales patterns and reorder rates are in line with expectations?

Bill Hunter: Yes.

John Maletic: Okay. Then on the R&D, it came in a bit higher than we were expecting this quarter. Do you have a revised guidance for the rest of the year? Are you still kind of able to provide that?

K. Thomas Bailey: No changes at this time.

John Maletic: Okay, thanks.

K. Thomas Bailey: Relative to what we have said in the past.

Operator: Miles Highsmith of Credit Suisse.

Miles Highsmith: Good morning, guys. Can you tell us if you received the minimum required submissions for the bond tender by the early termination date?

K. Thomas Bailey: No comment.

Miles Highsmith: Okay, so nothing on the transaction at all?

K. Thomas Bailey: No comment.

Miles Highsmith: Okay.

K. Thomas Bailey: Sorry.

Miles Highsmith: No, no. That’s fair. I just wanted to make sure I gave it a shot.

In terms of Quill, can you give us a general sense as to kind of pricing per procedure, or revenue per procedure for you guys?

Bill Hunter: It is really, really hard to do. Not because I’m being evasive, but you can imagine that where this thing is used from ranges from a four-inch cut to a total abdominoplasty with (multiple speakers) closures going all the way around the body, right?

Miles Highsmith: Sure, sure. I guess I meant like an average. I know there is a lot of variation around that. But I didn’t know if there is an average you could share with us on that.

Bill Hunter: Yes, no, not really. What we are trying to do is we are really trying to go into the big procedures obviously first. We started in plastic surgery in things like abdominoplasty, where there is a lot of sewing and a lot of product used. We did that for a number of reasons. The time savings, I think, was a big feature to the docs.

But secondly, they have been able to in some cases take a five-layer closure down to a three-layer closure, or use fewer sutures and actually not just save cost in terms of time, but in some cases save cost in terms of product use because they are able to use a lot less than they had to use in traditional sutures.

As we move into other things, we are tending to stay into big procedures with big wounds. Things like total joints in orthopedics and that type of thing.

You know, what we are hoping will happen is that if we can basically prove the worth of the technology in those indications then as the physicians get more and more comfortable with it and they start to make it a part of their overall wound closure technique, that they will start to move it into other procedures more broadly, including areas that we may not be specifically detailing.

So the honest truth is I don’t really have an answer to it. We don’t necessarily track every procedure that goes in. I can’t say that it is 2.8 Quills per average procedure. What we kind of look at is overall hospital use and overall specialty use. You know, so far everything is right on track.

Miles Highsmith: Okay, that’s great. Just a couple more and I will hop off. If you could give us a CapEx number for the quarter.

Then lastly I’m just trying to get back to AMI again. Maybe if you could just share with us kind at a core run rate growth expectation for that business. Not even factoring in promoted products, new products, how should we think about that business from a top-line perspective? On kind of either a go forward or an ‘08 or whatever type of basis, without trying to get into guidance. Thanks.

K. Thomas Bailey: CapEx was, I believe about 3.5 for the quarter. The Q will be out a bit later, and the exact number was in there. But it was about as expected.

In terms of core AMI, in other words what we internally call the commodity brands or not-promoted brands, the growth rate in the first quarter was about 8%. And it was about 5% — this is quarter-over-quarter relative to last year in those businesses, and that has been pretty much across the board. There have been some pockets of strength and some pockets of flatness if you look at individual pieces.

But the base business is typically anywhere from up 5% to up 8% across-the-board, and I would expect that to continue for the foreseeable future. There is no reason for us to believe that that should change.

Miles Highsmith: Okay, thanks, guys.

Operator: Maher Yaghi of Desjardins Securities.

Maher Yaghi: Yes, thanks for taking my question. The first question I wanted to ask about Quill. Is there certain targets that you want to meet before we start to get some maybe detail around the dollar sales of the product lines?

Bill Hunter: You know, I mean — let’s put it this way. We have promoted brands right now that sell quite a bit more than Quill and we don’t break those out. In Quill in particular, we are trying not to. We know there are big companies that listen to our conference calls as much as our investors do and are trying to keep track of our strategies and see how we’re doing on Quill. We know they are very attentive to that.

I think it is like any other company, if Quill became a significant component of that quarterly revenue, then we would probably feel obliged to break it out. But right now, I don’t think we need to.

I think we have given a lot of guidance as to what we thought this year and next year would look like. So if you extrapolate from my comments that we are doing exactly as we had hoped, I think that is probably adequate.

Maher Yaghi: Okay, that’s fair. Now we’ve seen some nice growth out of AMI in the quarter, significant growth compared to the past couple of quarters. It seems to be sustaining itself.

Now, the question that I had is, if we break up the API business that you are planning to undertake, what would be the breakeven line or breakeven revenues for the new company?

Without getting into the guidance, I’m just trying to get a sense out of how much revenue is needed to get the company to breakeven?

K. Thomas Bailey: I think it depends on what you assume. Ignoring the capital structure, I think that with the budget —

Maher Yaghi: On the EBITDA line.

K. Thomas Bailey: Correct. With the budget outlook that we have articulated in the past, that business should be able to break even nicely on approximate — it’s somewhere between the $48 million and $50 million revenue level at the current gross margin.

So if we have any gross margin expansion we should do better than that; and as we have articulated, we expect to see some of that. But if you used $50 million give or take (multiple speakers) able to breakeven in the operating business on that basis.

Bill Hunter: You know, I think we have talked about this a lot, that this is — I mean there is just no point complaining about it. The reason I put that slide up there was just to kind of illustrate what the headwind has been like with the TAXUS franchise.

But we felt this was a multistep process, and step one was getting the business growing. I think over the last four quarters we have shown that we are executing on that plan quite well.

Step two was then to get the business to the point where it could stand on its own and break even. That was basically the decisions that came out of the Vascular Wrap and some other core decisions that we made and articulated in the past.

Then step three was to kind of rebuild the capital structure of the business, which you saw our proposal for doing that earlier. It is a multistep process, and you are kind of seeing that get there.

It is all dependent on the execution of the business. I think we are happy that we are seeing that execution stay on top of the plan; and I think we are starting to see the light at the end of the tunnel here.

Maher Yaghi: Okay, that’s good. Just a question on the tax. It seems very lopsided with a heavy income tax burden compared to what your EBITDA line is. Can you maybe just tell us what your expectation is on the tax line for the rest of the year?

K. Thomas Bailey: For the rest of the year it should look approximately consistent as it looked in this period. Those income tax expenses are not cash, so keep that in mind, because we have got a number of tax inflows and outflows that are complex. Some relating to refunds of taxes that we paid in the past when we were a taxpayer and we didn’t have the combined company; and a variety of other factors.

So the real number that you need to look at from a tax perspective is the reported number. The adjusted tax number is positive, but that as if we didn’t have all those items that are in the GAAP statement, that for tax purposes obviously do flow through in a number of cases.

So I would expect that our tax loss, our tax recovery will continue to look approximately as the reported line did for this quarter for subsequent quarters.

Maher Yaghi: Okay, okay, great. Thanks a lot.

Operator: David Dean of Cormark Securities.

David Dean: Good morning, guys. Thanks for taking my questions. During the Q1 call, you outlined that you were very optimistic that by the end of the year you would be cash flow positive. Any changes with that? Any comments?

Bill Hunter: No, I mean, the hanging chad is always TAXUS. But no; what we felt we needed to get to was the core business where it needed to be. You know, it has been a bit of a juggling act because we are not running this business like AMI. We are obviously launching products at an incredible rate. I mean 22 SKUs in Quill alone this year, not to mention HemoStream and 5-FU approval.

So we’re building this like a growth company, not one that we are trying to extract every last dollar out of. So the goal is to get that business to stand on its own. I think as Tom alluded to, we feel pretty good comfortable that we can do that by the end of the year.

Which leaves kind of the remaining issue of the debt service versus TAXUS, and that is a separate issue. But if you look at the business we control and run everyday, think we feel pretty good about getting it on solid footing and we are right on that plan to be there by the end of the year.

David Dean: Okay, so if you were to take your internal estimates as to what the business you control will produce for the remainder of the year, what TAXUS number allows you to break even?

Bill Hunter: It totally depends on our interest expense, right?

K. Thomas Bailey: You can do that math, David. We’re not going to provide guidance or outlook on what we think TAXUS is going to do.

Bill Hunter: No, but I think if I get your question correctly, basically what you look at is our annual interest payments, and I think Tom laid out in the last presentation quite nicely kind of $45-odd-million.

David Dean: Okay, okay, that’s fair. Can you tell us more about the charge for the investments?

K. Thomas Bailey: So that is related to our long-term investments; and obviously everyone has seen — so those are some public equities as well as some private equities that we have owned and everyone has seen that the market has been great so far in the first half of this year. Our holdings have been impacted by that as well as everyone else’s have.

Those get marked to market on the balance sheet on a quarter-over-quarter basis. There are certain accounting rules related to stated intents and other things that dictate when you run those through the P&L, as when you just run those through the balance sheet.

I won’t get into the pedantic issues on this call. We can talk about those afterwards if you have more questions. But that is what it is.

David Dean: Okay. If you are looking at the profile for Quill sales almost on an average hospital basis, you have been very busy launching across 350 hospitals.

Have you seen almost all of the hospitals increase their sales on a monthly basis? Are some flattening out? What does it look like?

Bill Hunter: For the most part it’s growing. I think, Chris and Rob had a really nice strategy. They went in, in plastic surgery, and that was kind of the beachhead within a given hospital.

So if you looked at a hospital that, let’s say, a hospital we’ve had now for over a year, right? What you would see is, I think, a couple of things. As Tom alluded to, you would see a nice reorder rate, 60-plus-% reorder rate, which tells you that the plastic surgeons that we serviced are continuing to use the product in the procedures that they have been using it in.

You are seeing some growth within plastics, so we may have gone into a hospital with it at 20 plastic surgeons; and 10 were users; and we are starting to expand that user base and we are starting to expand the procedures that they use it in.

But you’re also starting to see other members of the hospital start to use it. So other specialties are starting to pick it up and try it.

We are trying to control that. We don’t want it going all over the place and being used in procedures that may not be appropriate. We are not — we don’t want this to be a free for all, even though that would look good on the revenue line for a quarter or two. That is not how we want to manage this project.

We want to make sure that people are using it the right way and have been appropriately trained. But it’s now starting to move into other surgical disciplines. Rui and his group have been very carefully laying out different procedures and going from one discipline to the next.

So we are starting to see some traction now in orthopedics. I think by the end of the year — I don’t want to give away our third- and fourth-quarter strategies, but I think you will see that we will move into at least one other discipline before the end of the year.

So lots of reuse, lots of growth within plastics; but a significant amount of expansion into other surgical disciplines.

K. Thomas Bailey: I would make a couple of other comments. Within the hospital accounts we have signed up, not one has dropped off. So every single hospital account that we have had that has ordered has reordered. So we have a 100% stick rate.

The second thing I would state is that if you look at our hospital accounts across the board and look at the average sales per hospital account, we are at a target now that we didn’t expect to be at until the end of the year on a per-hospital basis.

So we are doing well in terms of stickiness and in terms of orders per hospitals, reorders. While we aren’t as broad based necessarily as we would like to be, given some of the resource constraints that we have, I think that if you look at the performance within individual accounts it’s very, very encouraging as to the long-term health and opportunity for the product.

David Dean: Okay, that’s great. Just one more question. You have since launched some smaller sutures. Now, the process for getting those into the hospitals which may have already been introduced, the larger ones, is it just quickly integrated? Is it another reeducation? Is it a big process for that?

Bill Hunter: No, it’s not. It basically just adds to the overall SKUs we have available at any given hospital.

David Dean: Okay, that’s great. Thanks, guys.

Operator: Doug Miehm of RBC Capital Markets.

Doug Miehm: Good morning, guys. A couple questions. Housekeeping ones to start with. Tom, in your presentation you talked about earnings-per-share of $0.04 on an adjusted basis. In the release, it is $0.09. What is the differential there?

K. Thomas Bailey: That may have just been a typo or an error. I will go back and check that, Doug. But the release number is correct.

Doug Miehm: $0.09?

K. Thomas Bailey: Yes, that has got to be correct. That is probably just a typo. Correct that on the slide.

Doug Miehm: Okay.

K. Thomas Bailey: The number in the press release is the number you should refer to.

Doug Miehm: Okay, good. The second one is R&D. The guidance for the year was for $30 million to $38 million. I don’t mean to go over this again, but I think we’re already at about $32 million. You are saying there is no change to that guidance; so I am just trying to figure out why that is and where we stand today.

K. Thomas Bailey: We are not going to make any comments on the outlook at this time. I will have an update when it’s appropriate.

Bill Hunter: We kind of recast that if you remember when we shut down the trial. And we have some expenses that we had to incur as a result of closing off that trial. But suffice to say that we have been making the necessary changes to get to the breakeven point that we have discussed.

Doug Miehm: Okay.

K. Thomas Bailey: As you might imagine, Doug, clinical costs are a pretty significant portion of that budget. The majority of it. I don’t want to get into the details or comment on specific programs or what our plans are on this call.

Bill Hunter: Right.

Doug Miehm: Okay. Then with respect to the 54% growth rate for your promoted products, would the bulk of that be coming from Quill and how well it has done on a year-over-year basis?

Bill Hunter: No, Quill, what is amazing about it — and, Chris, jump in if I get the numbers wrong. But I would say our worst promoted brand is up 20-odd-% and our best promoted brand is probably more like 70%; and it kind of blends out to that number. But they are all doing pretty well. It is not being driven by any one brand.

A good number of those brands are actually doing really, really well. As I said, I just came from the interventional meeting, which of course doesn’t sell Quill at all. They are the ones selling HemoStream and Skater and the other interventional brands. And every one of those brands is doing really pretty well. So it is obviously not everyone is at 50%; but they are all way up and they are all doing really quite well.

Doug Miehm: Okay. Finally, could you just talk about the launch timelines for Zilver now, given this data?

Bill Hunter: I don’t know. I don’t know. We have got to finish the follow-up. I can’t speak for Cook as to what they are going to do. I don’t know if they are going to file on the data that they already have in jurisdictions outside of the US. We do know that they have launched in some countries. They announced that they were now selling in New Zealand and a few other countries and the O-US market.

They will make a decision based on that data when they feel strong enough to go forward with the Europeans. I suspect that the US approval will take the full data set, and that may be a couple years away.

Doug Miehm: A couple years away? Perfect. Okay, thanks very much.

Operator: Max Paris of CIBC World Markets.

Max Paris: Yes, good morning. Thank you for taking my questions. You talked about most of the growth at medical products being driven by volume. Could you maybe talk a little bit about the pricing environment and your potential pricing power for future periods?

K. Thomas Bailey: Sure, I think that like most companies in our business, I think that our pricing power continues to be strong and consistent with what we have seen in prior periods. So I think we have in most prior periods in this business with the exception of the first year we owned it, when we were reorganizing it, but certainly since Chris has been on board and reorganized the team and put through annual price increases that are consistent with what most companies in our industry do.

As I know most of the folks are aware, our particular medical device products do not make up an overall significant percentage of the overall cost of the procedures in which they are used. So when you combine those factors together, we have seen no issues with respect to our pricing power going forward. We wouldn’t expect to see any as we head into next year.

With that said, price is not, as I suggested, a big component of our growth strategy, with the exception of potentially on a promoted brand or two. And that is not something we would want to detail publicly in that much detail, for strategic and competitive reasons. But overall, no issues with pricing power across the board.

Max Paris: Thank you, that’s great. Then in terms of margins at the medical products business, you’ve reported gross margins of 47%. Not to go into the long-term, what do you think we should expect for the rest of the year? Margin improvement or stable margins at these levels?

K. Thomas Bailey: I think that what we’ve said is that if you take the combination of improvements and mix this year with the increase in sales of promoted brands, which have a higher margin typically than the average margin, as well as the Syracuse closure, that once we have Syracuse fully closed that we should expect to see somewhere between 3 to 5 points of gross margin improvement from the contribution of those two factors.

We are about two months or so behind our original plan to get Syracuse closed for the reasons that I suggested —

Bill Hunter: I want to make one —

K. Thomas Bailey: (multiple speakers) see that in the fourth quarter.

Bill Hunter: One thing here, that is our internal plan. I think we initially thought it would take a year and a half; and we were hoping to do it in about a year. But we will be within our original guidance. Yes.

Max Paris: Okay, then one last question on the proposed financial restructuring, which is subject to shareholder approval. Would you remind us or tell us when will shareholders get to vote?

K. Thomas Bailey: It depends. Right now, the proxy has been filed with the SEC. It is a preliminary proxy. The SEC will be back to us within the next few days to let us know whether they are reviewing that document or not.

If they are going to review the document. then that is a process of having a comment period back and forth with the SEC, which could delay the process into later in September or early in October.

If the SEC chooses not to review that document and clears us to go ahead and mail, then the vote could be as early as the first couple of weeks of September. But at this point the timing is out of our hands. It is part of the SEC review process right now.

Max Paris: Great, thank you very much.

Operator: [Pat Case] of AIG Investments.

Pat Case: Great. Thanks. I hate to harp on R&D a little bit more, but I think there was just an expectation out there that your R&D expense would drop sequentially a little bit more due to the whole Vascular Wrap trial. So I guess, question one, can you guys break out what your Vascular Wrap costs were in the second quarter?

K. Thomas Bailey: We are not going to — we’re not doing that as of this call, Pat, but as we get into subsequent quarters, if there are additional costs related to that program we will potentially consider doing that.

Pat Case: Okay, I just think that would be helpful for us for modeling purposes. Because you guys caught us off guard.

Bill Hunter: Absolutely. We only shut it down, as you know, in the second quarter. It’s not like the second you stop a trial you stop incurring costs. In fact, you actually increase your costs while you are doing the forensics on what happened and all the things that needed to be done there.

So you will see that start to come off in the third and fourth quarter. But second quarter was too early to see any of that show up.

Pat Case: Right, right. Okay. On Quill, is there any chance you guys could give us an average revenue per hospital for hospitals that have been using that product for over a year?

Bill Hunter: No, but I think what we have stated as what we think the average hospital will do is a good number to think.

Pat Case: Okay, I just think in the future as you get this rolled out, that would be a good metric to follow.

K. Thomas Bailey: I think that, understanding that as Bill mentioned we have got competitors that have their ears to the ground, and so we are trying to be somewhat prudent about making sure that our folks have the best opportunity to compete out there. Because folks already know what hospitals we are in, so we are not trying to not provide information; we are just trying to strike the best balance we can. So bear with us.

Pat Case: Okey-doke. Thanks.

Operator: [Doug Dieter] of Broadpoint Capital.

Doug Dieter: Thanks for taking my questions. Just a couple quick questions here. Your launch of the filter, the BioSeal, and 5-Fluorouracil catheter, are there any expected launch costs in the second half? Kind of should we expect increased sales costs there?

K. Thomas Bailey: Not that we haven’t already articulated, no.

Doug Dieter: Okay, how about legal costs and costs pursuing this transaction in the quarter? Were there any? Where would we find that?

K. Thomas Bailey: There were some, but they weren’t material in this quarter. If they do become material in future quarters, we will break those out very explicitly and identify what those are.

Doug Dieter: Okay, then I’m going to follow up on Pat’s question here; and I know I am harping on it as well. But actually in the Q here you report that you spent about $5.6 million this quarter on the Vascular Wrap and an additional $8.6 million on discovery and preclinical.

Even if you took away vascular and you took away the CVC of $1.1 million, you are still looking at $12 million of R&D moving forward per quarter. So I’m just trying to understand. Can we expect also discovery and preclinical to probably go down as well?

K. Thomas Bailey: The answer to that is obviously yes; and there are — when you look at those breakouts, Doug, you’re looking at just direct cost in those lines. With respect to clinical studies there are costs in that research and preclinical line that relate directly to activity around the Vascular Wrap or those other clinical studies as well.

So there are allocations of overhead and labor that — the stuff that gets reported in those buckets isn’t exactly what the overall project costs are on a going-forward basis. Right? So there is some detail — the devil in the detail buried in those numbers in the research and preclinical side, because a number of the people as well as costs in that bucket exist to support some of the ongoing clinical programs that we have as well.

Doug Dieter: Okay. Thanks a lot.

Operator: Walter Branson of Regiment Capital.

Walter Branson: Thank you. A couple things. A little confused on the investment impairment charge. You said the $10.7 million charge, but long-term investments on the balance sheet is only down $2 million from the first-quarter balance. Did you buy some investments during the quarter partially offsetting that?

K. Thomas Bailey: No, as I had mentioned during the call, we mark to market our investments on the balance sheet every quarter. But you don’t take a writedown of those through the P&L except under certain circumstances. Right?

So we have been marking those to market every quarter. So when you look at the balance sheet change it won’t match that change that you see on the income statement. That income statement number is essentially a true-up over the total number of periods that we have owned those investments, which span over years.

Walter Branson: Okay, I get it now. Thank you. Then my other question — actually I have two more. You mentioned that you have guidance out there on the Quill for ‘08 and ‘09. Could you remind us what that guidance is?

K. Thomas Bailey: We don’t have specific guidance for Quill that we have given.

Walter Branson: (inaudible) Then on the tender, can you tell us when you will announce the results of that? Will that occur prior to shareholder approval or not?

K. Thomas Bailey: The end of the tender — the tender offer is set to expire on August 22. So at that point, we — either at or before that point would elect to make an announcement as to where we are or whether we would extend or anything along those lines.

Walter Branson: Okay, great. Thank you.

Operator: That does conclude the question-and-answer session. I will now turn it to Bill Hunter for closing remarks.

Bill Hunter: Great. Thank you, everybody. Not a lot to say to sum up. I think it was a very strong quarter. I think for those of you who have watched us attempting to do this business strategy that we have gone forward with, with AMI and integrating our R&D and building things out, I think in terms of overall execution this year has been a very good one so far. And this quarter, last a very good one in particular.

Sales are growing. Promoted brand strategy is working. Quill is gaining traction on the commercial side. Gross margins are improving. Victor Diaz’s group is doing a fabulous job in that regard in terms of consolidating manufacturing and building that part out.

And yet, we continue to make progress on the product launch side with new Quill SKUs, HemoStream, the Option filter, the 5-FU CVC all making regulatory progress.

All in all, it has been, I think, an exceptionally good six months; and I think we all feel pretty good about the second half because all of those product launches now will be able to start to contribute to revenue in the next six months of the year.

The overhang is what it has always been, which is we have seen the TAXUS revenue go from $50 million to somewhere around $20 million per quarter, which is what we are kind of expecting Q3 to be. We are going as fast as we can, as hard as we can to keep the business ahead of that decline on the TAXUS front.

But the parts that we control I think have been handled extremely well, and I think we are starting to see the benefits of all that work and all that patience and all those in-licensings and product launches and R&D effort that we put in over the last few years.

So I look forward to talking to many of you later on today. As always, if there’s any questions or comments or concerns, please feel free to call either Tom or myself.

We also recognize that the transaction we proposed is somewhat complicated and involved and has many different moving pieces to it. To those shareholders that want to understand better, you know, the rationale what we are doing, why we are doing it, first, I would encourage you to read the proxy. We spent an awful long time on that and we tried to do a really good job.

There is attachments there that include the independent fairness assessment that we got from Merrill Lynch. We had an entirely independent group of the Board of Directors that was chaired by Ned Brown, a special committee that have their meeting notes and their assessments and their valuations of the situation.

So I think there is a ton of material in there that can help you. But to the extent that that is not sufficient, myself and Tom and Ned Brown and anyone else are prepared to get on the phone or get on a videoconference or get on a plane and get out there and explain it to you.

I think we felt as a Company that we had to give our shareholders an alternative. We just didn’t think we could go into an AGM with a — you know, let’s hope the plan keeps on working, now that the plan is working. We are doing everything we are supposed to do. We are executing at a very, very high level.

But I think we felt obligated to give our shareholders an alternative to that plan. Obviously this is — we know who owns the Company, it is our shareholders, and they’re going to determine whether that plan is acceptable to them or not.

However, I do feel good about putting something in front of people. A lot of people here worked for months and months and months to put the best transaction we possibly could in front of our shareholders in a highly competitive process where in a, let’s face it, horrific financing environment, where both the bond markets and the equity markets are essentially closed, we felt we came forward with the best that could be done under the circumstances.

We would welcome the opportunity to explain to people how we arrived at those conclusions and let them arrive at their own conclusions based a thorough understanding of how we got there.

So I thank you for sticking with us through all this. I think your patience is starting to be rewarded in terms of the overall execution of the business, and I look forward to seeing you at the AGM. Thank you very much.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a great day.